Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-220776 on Form S-8 and Nos. 333-228696 and 333-234004 on Form S-3 of our reports dated October 30, 2019, relating to the consolidated financial statements of The Simply Good Foods Company and subsidiaries (the “Company”) as of and for the year ended August 31, 2019 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in accounting principle to reclassify shipping and handling costs from distribution expense to cost of goods sold), and the effectiveness of the Company’s internal control over financial reporting, appearing in this Annual Report on Form 10-K of The Simply Good Foods Company for the year ended August 31, 2019.
/s/ Deloitte & Touche LLP
Denver, Colorado
October 30, 2019